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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2003

CIBER, Inc. Savings 401(k) Plan
(Full title of plan)

CIBER, Inc.
5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

CIBER, INC. SAVINGS 401(k) PLAN

Index to Financial Statements and Supplemental Schedules

Page
Report of Independent Registered Public Accounting Firm	F–2
Report of Independent Registered Public Accounting Firm	F–3
Statements of Net Assets Available for Benefits, December 31, 2003 and 2002	F–4
Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2003 and 2002	F–5
Notes to Financial Statements	F–6
Supplemental Schedules
Schedule H, Line 4i—Schedule of Assets (Held At End of Year) December 31, 2003	F–10
Schedule H, Line 4a—Schedule of Delinquent Participant Contributions, Year ended December 31, 2003	F–11

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the
CIBER, Inc. Savings 401(k) Plan:

        We have audited the accompanying statement of net assets available for benefits of CIBER, Inc. Savings 401(k) Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

        Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young LLP

Denver, Colorado
June 23, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the
CIBER, Inc. Savings 401(k) Plan:

        We have audited the accompanying statement of net assets available for benefits of the CIBER, Inc. Savings 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in those net assets for the year then ended in conformity with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Denver, Colorado
May 30, 2003

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments, at fair value:
CIBER, Inc. common stock	$10,819,747	$6,664,872
Mutual funds	60,739,562	95,586,063
Pooled separate accounts	77,498,976	80,392
Participant loans	1,739,831	1,743,240

Total investments	150,798,116	104,074,567

Receivables:
Employer contributions	267	—
Participant contributions	2,675	—

Total receivables	2,942	—

Net assets available for benefits	$150,801,058	$104,074,567

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Net increase (decrease) in fair value of investments	$29,705,738	$(23,454,293)
Interest and dividend income	981,964	1,302,581

Net investment gain (loss)	30,687,702	(22,151,712)

Contributions:
Participants, including rollovers	21,484,395	25,113,675
Employer	4,386,791	4,342,712

Total contributions	25,871,186	29,456,387

Transfers of assets from merged plans	6,992,724	577,273

Total additions	63,551,612	7,881,948

Deductions from net assets attributed to:
Distributions to participants	16,818,021	15,935,778
Loan fees	7,100	7,800

Total deductions	16,825,121	15,943,578

Net increase (decrease)	46,726,491	(8,061,630)
Net assets available for benefits:
Beginning of year	104,074,567	112,136,197

End of year	$150,801,058	$104,074,567

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of the Plan

  The following description of the CIBER, Inc. Savings 401(k) Plan (the Plan) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

  (a) General

    The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (CIBER or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

  (b) Contributions and Vesting

    Participants may contribute up to 25% of pre-tax annual compensation. Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. Company contributions are based on the participant's years of service and the participant's contribution and range from 1/2% to 3% of qualified compensation. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of service. A participant is 100% vested after six years of service. If a participant terminates prior to vesting, unvested amounts are forfeited and are used to reduce future employer contributions. At December 31, 2003 and 2002 unallocated forfeited accounts totaled $360,916 and $98,266, respectively. In 2003 and 2002, employer contributions were reduced by $494,676 and $702,744, respectively, from forfeited accounts.

  (c) Investment Options

    During 2003, the Plan custodian and record keeper changed from Great-West Life & Annuity Insurance Company ("Great-West") to Principal Life Insurance Company ("Principal"). The Plan's assets are invested in various investment options offered by Principal and in CIBER, Inc. common stock, as directed by the participants. Participants may invest their account balance in the various investment options in 1% increments. Participants may change their investment options on a daily basis.

  (d) Distributions and Loans

    Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections. Distributions are recorded when paid. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 5.00% to 10.50% as of December 31, 2003. Loans are generally repaid through payroll deductions. Loans require minimum per paycheck payment amounts. Loans must be repaid within 5 years, except that the plan administrator may approve a longer term for loans to acquire a principal residence. Participants pay a loan origination fee of $50 per loan to Principal.

  (e) Expenses

    In general, plan expenses, except for broker commissions and portfolio transaction fees are paid by the Company.

  (f) Plan Termination

    Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(2) Summary of Significant Accounting Policies

  (a) Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis of accounting.

  (b) Investments

    Investments are stated at fair value. The fair values of marketable securities and pooled separate accounts are determined based on quoted market values. The fair value of mutual funds are valued at the net asset value per share as quoted by the investment company and is generally determined based on the market values of the securities included in the underlying funds. Participant loans are valued at cost, which approximates fair value. Investment transactions are recorded on the date of purchase or sale (trade-date). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

  (c) Use of Estimates

    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to the financial statements. Actual results could differ from those estimates.

(3) Investments

        Investments greater than 5% of net assets at December 31, were:

	Fair value
	2003	2002
CIBER, Inc. Common Stock	$10,819,747	$6,664,872
Principal Money Market Separate Account	23,215,787	—
Principal Large Cap Stock Index Separate Account	11,103,152	—
Russ Life Aggressive Str (D) Separate Account	9,506,575	—
Russ Life3 Eqag St (D) Sep Acct	11,501,464	—
Legg Mason Wood Walker, Inc	11,646,247	—
American Century Investments	10,439,128	—
The American Funds	13,948,496	—
Maxim Money Market	—	17,142,689
Maxim Aggressive Profile II	—	8,607,887
American Century Ultra Inv	—	7,821,865
Maxim Moderately Aggressive Profile II	—	7,707,527
Vanguard 500 Index	—	5,704,610

        Net increase (decrease) in fair value of investments for the years ended December 31, including realized gains and losses, was as follows:

	2003	2002
CIBER, Inc. Common Stock	$6,376,039	$(5,069,779)
Mutual funds	21,714,529	(18,384,514)
Pooled Separate Accounts	1,615,170	—

	$29,705,738	$(23,454,293)

(4) Tax Status

        The underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service ("IRS") dated August 7, 2001, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code ("Code"), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401 of the Code. Therefore, the related trust is exempt from taxation. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Subsequent to this opinion letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(5) Transfers of Assets from Merged Plans

        CIBER has acquired the outstanding common stock of certain companies that had their own similar defined contribution plans. During 2003 and 2002, certain of these plans were merged with the Plan and their respective assets were transferred into the Plan.

(6) Risks and Uncertainties

        The Plan provides for various investment options. Investments, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7) Party-in-Interest Transactions

        Certain plan investments are units of pooled separate accounts, managed by Principal. Principal is the custodian and record keeper for the Plan and therefore these transactions are considered party-in-interest transactions.

CIBER, Inc. Savings 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2003

	Identity	Description	Current value
*	CIBER, Inc.	Common Stock	$10,819,747
*	Principal Money Mkt Sep Acct	Pooled Separate Accounts	23,212,843
*	Principal Bond and Mgt Sep Acct	Pooled Separate Accounts	3,017,682
*	Principal Lg Cp Stk Idx Sep Acct	Pooled Separate Accounts	11,103,152
*	Principal Ptr Lg-cap value sep acct	Pooled Separate Accounts	27,798
*	Russ Life Agg Str (D) Sep Acct	Pooled Separate Accounts	9,506,576
*	Russ Life Bal Str (D) Sep Acct	Pooled Separate Accounts	4,801,911
*	Russ Life Con Str (D) Sep Acct	Pooled Separate Accounts	952,117
*	Russ Life Eqag St (D) Sep Acct	Pooled Separate Accounts	11,501,465
*	Russ Life Mod Str (D) Sep Acct	Pooled Separate Accounts	1,475,805
*	Principal Mid-cap Stk Idx Sep Acct	Pooled Separate Accounts	133,345
*	Principal Ptr sm-cap Val I Sep Acct	Pooled Separate Accounts	193,255
*	Principal sm-cap Stk Idx Sep Acct	Pooled Separate Accounts	5,809,564
*	Principal Reit Sep Acct	Pooled Separate Accounts	5,763,463
	MFS Investment Management	Mutual Fund	107,333
	American Century Investments	Mutual Fund	5,489,366
	The American Funds	Mutual Fund	5,388,147
	Legg Mason Wood Walker, Inc.	Mutual Fund	11,646,248
	American Century Investments	Mutual Fund	10,439,128
	The American Funds	Mutual Fund	13,948,495
	AIM Investments	Mutual Fund	2,728,652
	Fidelity Investments	Mutual Fund	347,694
	The American Funds	Mutual Fund	3,395,758
	Fidelity Investments	Mutual Fund	4,127,790
	Janus International Holding, LLC	Mutual Fund	3,120,951
*	Participant loans	5.0% to 10.5%	1,739,831

			$150,798,116

*
Party in interest

See accompanying independent registered public accounting firm's report.

CIBER, Inc. Savings 401(k) Plan

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

December 31, 2003

Participant Contributions Transferred Late to Plan	Total that Constituted Nonexempt Prohibited Transactions
$2,675	$2,675

REQUIRED INFORMATION

        The financial statements and schedule of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 2003 prepared in accordance with the financial reporting requirements of ERISA along with the independent auditors' report thereon, is provided beginning on page F-1 attached hereto.

EXHIBITS

23.1	Consent of Ernst & Young LLP
23.2	Consent of KPMG LLP

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBER, Inc. Savings 401(k) Plan (Name of Plan)
Dated: June 28, 2004	By:	/s/ MAC J. SLINGERLEND Mac J. Slingerlend Chief Executive Officer, President and Secretary

QuickLinks

CIBER, INC. SAVINGS 401(k) PLAN
Index to Financial Statements and Supplemental Schedules
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
CIBER, INC. SAVINGS 401(k) PLAN Statements of Net Assets Available for Benefits December 31, 2003 and 2002
CIBER, INC. SAVINGS 401(k) PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2003 and 2002
CIBER, INC. SAVINGS 401(k) PLAN Notes to Financial Statements December 31, 2003 and 2002
CIBER, Inc. Savings 401(k) Plan Schedule H, Line 4i — Schedule of Assets (Held At End of Year) December 31, 2003
CIBER, Inc. Savings 401(k) Plan Schedule H, Line 4a—Schedule of Delinquent Participant Contributions December 31, 2003
REQUIRED INFORMATION
EXHIBITS
SIGNATURE